09059792

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 18029

3/12

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BAIRD, PATRICK & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

305 Plaza Ten
(No. and Street)

Jersey City (City) | New Jersey (State) | 07311 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Glynn | 201-680-7300 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address) | New York (City) | New York (State) | 10036 (Zip Code)

SEC Mail Processing Section
MAR 09 2009
Washington, DC
111

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John J. Glynn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Baird, Patrick & Co., Inc.**, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

TREASURER

Title

Notary Public

MARIA F. ARCOS
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES SEPTEMBER 6, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Baird, Patrick & Co., Inc.

Financial Report

December 31, 2008

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Baird, Patrick & Co., Inc.
Jersey City, New Jersey

We have audited the accompanying statement of financial condition of Baird, Patrick & Co., Inc. (the "Company") as of December 31, 2008, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Baird, Patrick & Co., Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

New York, New York
February 25, 2009

Baird, Patrick & Co., Inc.

Statement of Financial Condition
December 31, 2008

ASSETS

Cash	$	48,736
Deposit with clearing broker		105,238
Receivables from broker-dealers and clearing organizations		539,186
Securities owned, at market value		85
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $121,082		308,087
Other assets		5,941
	$	1,007,273

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	31,420
Deferred rent credit		173,710
		205,130
Stockholders' Equity:		
Preferred stock ($1 par value, 18,030 shares authorized, no shares issued or outstanding)		-
Common stock ($1 par value, 200,000 shares authorized, 51,471 shares issued)		51,471
Additional paid-in capital		200,000
Retained earnings		1,431,922
Less: Treasury stock, 15,250 shares, at cost		(881,250)
		802,143
	$	1,007,273

See Notes to Financial Statements.

Baird, Patrick & Co., Inc.

Statement of Operations
Year Ended December 31, 2008

Revenues:	
Commissions	$ 842,168
Principal transactions	15,540
Interest and dividends	91,275
Other	733,160
Total revenues	1,682,143
Expenses:	
Employee compensation and benefits	1,171,568
Floor brokerage, exchange, and clearance fees	137,947
Communications and data processing	114,844
Occupancy	168,735
Other expenses	90,866
Total expenses	1,683,960
(Loss) before provision for income taxes	(1,817)
Provision for Income Taxes	4,451
Net (loss)	$ (6,268)

See Notes to Financial Statements.

Baird, Patrick & Co., Inc.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance, January 1, 2008	$ 51,471	$ 200,000	$ 1,438,190	$ (881,250)	$ 808,411
Net (Loss)	-	-	(6,268)	-	(6,268)
Balance, December 31, 2008	**$ 51,471**	**$ 200,000**	**$ 1,431,922**	**$ (881,250)**	**$ 802,143**

See Notes to Financial Statements.

Baird, Patrick & Co., Inc.

Statement of Cash Flows
Year Ended December 31, 2008

Cash Flows From Operating Activities:		
Net (loss)	$	(6,268)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:		
Depreciation and amortization		51,386
Deferred rent credit		(8,060)
Changes in assets and liabilities:		
(Increase) decrease in:		
Securities owned, net		(27)
Receivables from broker-dealers and clearing organizations		(118,580)
Other assets		(1,595)
Increase (decrease) in:		
Accounts payable and other liabilities		15,931
Income taxes		(12,000)
Net cash (used in) operating activities		(79,213)
Cash Flows From Investing Activities:		
Refund of deposit with clearing broker		50,699
(Decrease) in cash		(28,514)
Cash:		
Beginning		77,250
End	$	48,736
Supplemental Disclosures of Cash Flows Information:		
Cash paid for:		
Interest	$	16
Income taxes, net of refunds	$	15,396

See Notes to Financial Statements.

Note 1. Organization

Baird, Patrick & Co., Inc. (the "Company") was incorporated in the State of Delaware in December 1973. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (the "FINRA"). The Company's principal office is located in Jersey City, New Jersey.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition: Security transactions and related income and expenses are recorded on a trade-date basis.

Furniture, Equipment and Leasehold Improvements: Furniture and office equipment and leasehold improvements are stated at cost. Furniture and office equipment is depreciated on a straight-line basis using an estimated useful life of five years. Leasehold improvements are depreciated over the shorter of the terms of the leases or their estimated useful lives.

Deferred Rent Credits: Landlord contributions of $178,142 toward the renovations of the Company's office space are being amortized over the term of the lease. Additionally, rent expense is recorded on a straight-line basis over the lease term. Deferred rent credits included in the accompanying statement of financial condition result from rent reductions provided for at the inception of the lease and the unamortized amount of the landlord's contribution.

Income Taxes: Deferred income taxes are provided on a liability method whereby deferred tax assets are recognized for temporary differences, and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company has federal net operating loss carryforwards of approximately $2,780,000, which expire in the years 2024 through 2026. A full valuation allowance has been recorded against the related deferred tax asset of approximately $948,000 at December 31, 2008, as realization of this asset is uncertain.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Recent Accounting Pronouncements: In July 2006, the Financial Accounting Standards Board (the "FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition.

Note 2. Significant Accounting Policies (Continued)

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and, accordingly, will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under FASB Statement No. 5, *Accounting for Contingencies* ("SFAS No. 5"). SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and has not yet determined if the adoption of FIN 48 will have a material effect on its financial statements.

Note 3. Transactions with Clearing Agent

The Company has an agreement with a clearing agent to clear customers' securities transactions on a fully disclosed basis. The agreement provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the agent.

Note 4. Related Party Transactions

The Company provides miscellaneous services, principally administrative, to members of the family of and companies controlled by the Company's president for which it receives a percentage of the net asset value of those accounts. Additionally, the Company charges a monthly fee for administrative and recordkeeping activities to a corporation controlled by the Company's president. The total fees received by the Company for 2008 under these arrangements were $733,160.

Note 5. Commitments and Contingencies

Leases: The Company is obligated under the terms of an operating lease for its current office space through September 2017.
Minimum rental commitments under noncancellable operating leases as of December 31, 2008 are as follows:

Year ending December 31,	
2009	$ 94,300
2010	95,243
2011	105,616
2012	105,616
2013	105,616
Thereafter	436,295
	$ 942,686

The lease also contains provisions for escalation charges based upon certain cost increases incurred by the lessor. Rent expense for 2008 was approximately $127,000.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1, or the "Rule"), which requires the maintenance of minimum net capital. The Company calculates its minimum capital requirement pursuant to the aggregate indebtedness method, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of its aggregate indebtedness, as defined. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of approximately $626,000, which was $526,000 in excess of its required net capital.

Note 7. Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Baird, Patrick & Co., Inc.

Supplementary Information

Schedule of Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008

Computation of Net Capital

Total Stockholders' Equity per Statement of Financial Condition	$ 802,143
Deductions:	
Non-allowable Assets:	
Furniture, equipment and leasehold improvements, less landlord reimbursement of $139,133 for leasehold improvements included in deferred rent credit, net of current portion	168,954
Other assets	5,941
	174,895
Net Capital Before Haircuts on Securities Positions	627,248
Haircuts on Securities Positions:	
Other securities	(751)
Net capital	$ 626,497

Computation of Basic Net Capital Requirement

Aggregate Indebtedness:	
Accounts payable and accrued expenses	$ 31,420
Deferred rent credits, net of amount offsetting non-allowable assets	34,577
	$ 65,997
Minimum Net Capital Required at 6 2/3% of Aggregate Indebtedness	$ 4,400
Minimum Dollar Net Capital Requirement of Reporting Broker	$ 100,000
Net Capital Requirement (Greater of Above)	$ 100,000
Excess Net Capital ($626,497 - $100,000)	$ 526,497
Net Capital in Excess of the Greater of 120% of the Minimum Net Capital Requirement or 10% of Aggregate Indebtedness ($626,497 - $120,000)	$ 506,497

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-r Part IIA filing.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Management
Baird, Patrick & Co., Inc.
Jersey City, New Jersey

In planning and performing our audit of the financial statements of Baird, Patrick & Co., Inc. (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
February 25, 2009